Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel:  202.739.3000
Fax:  202.739.3001
www.morganlewis.com



LAURA E. FLORES
202.739.5684
lflores@morganlewis.com

December 28, 2010


VIA EDGAR CORRESPONDENCE

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      RYDEX ETF TRUST (THE "TRUST") - POST EFFECTIVE AMENDMENT NO. 14
         ---------------------------------------------------------------
         (FILE NOS. 333-101625 AND 811-21261)
         ------------------------------------

Dear Ms. Browning:

This letter responds to your comments conveyed to us during a telephone conference on November 5, 2010 relating to the Trust's Post-Effective Amendment No. 14 ("PEA No. 14"), filed on September 13, 2010 for the purpose of registering nineteen new series (the "Funds") of the Trust. The following summarizes your comments, and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds' Prospectuses and/or Statement of Additional Information ("SAI").

PROSPECTUS COMMENTS:
--------------------

1. COMMENT. Please confirm that the Funds' investment objectives and strategies are consistent with the Trust's exemptive relief.

         RESPONSE.   We  confirm  that  the  Funds'  investment  objectives  and strategies are consistent with the exemptive relief granted to the Trust.

2. COMMENT. Given that the Funds have adopted a distribution plan pursuant to Rule 12b-1, please revise the "Distribution (12b-1) Fees" line item in the "Annual Fund Operating Expenses" table to replace "None" with "0." In addition, add a footnote to the table stating that while the Funds have adopted a distribution plan pursuant to Rule 12b-1, no fees are currently charged pursuant to the plan.

         RESPONSE. We have revised the "Distribution (12b-1) Fees" line item accordingly. We have not added the suggested explanatory footnote because we do not believe that Form N-1A provides for the flexibility to add such a footnote. However, the description of the Distribution Plan included in the Prospectus under "Buying and Selling Fund Shares" does explain that "[n]o distribution fees are currently charged to the Funds; there are no plans to impose these fees, and no such fees will be charged prior to March 1, 2012."

3. COMMENT. Please confirm that the Funds will not incur acquired fund fees and expenses of greater than 0.01%. If the Funds will incur acquired fund fees and expenses in an amount greater than 0.01%, please add a separate line item to the "Annual Fund Operating Expenses" table reflecting such amount.

         RESPONSE. For those Funds that are expected to incur acquired fund fees and expenses in excess of 0.01%, we have added an "Acquired Fund Fees and Expenses" line item to the fee table reflecting the amount to be incurred. For the remaining Funds, acquired fund fees and expenses, if any, are expected to be de minimis and therefore included in "Other Expenses" consistent with Form N-1A.

4. COMMENT. Please delete the explanatory disclosure included in the footnote to "Other Expenses" in the Funds' "Annual Fund Operating Expenses" tables as it is not permitted by Form N-1A.

         RESPONSE. We have revised the "Other Expenses" footnotes accordingly.

5. COMMENT. Please disclose each Fund's non-fundamental 80% investment policy adopted pursuant to Rule 35d-1 in its Item 4 "Principal Investment Strategies" section.

         RESPONSE. We have revised each Fund's "Principal Investment Strategies" section accordingly.

6. COMMENT. Under "Principal Risks" in each Fund's Summary section, please disclose the anticipated concentration of each Fund's investments as a result of the composition of the Fund's Underlying Index, if applicable.

         RESPONSE. Where applicable, we have included disclosure regarding the Funds' possible geographic investment concentration and the risks associated therewith.

7. COMMENT. Please add disclosure explaining what it means to be "equal weighted," including the disadvantages and advantages of an "equal weighted" investment strategy.

         RESPONSE. We have added an explanation of what "equal weighted" means to Item 9 of the Prospectus.

8. COMMENT. Please indicate in the Item 9 disclosure where additional information about the Underlying Indices is located in the SAI.

         RESPONSE. We have revised the Funds' Item 9 disclosure accordingly.


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


9. COMMENT. In each Fund's "Principal Investment Strategy" section, please refrain from using equivocal terms in the descriptions of the types of financial instruments and securities each Fund may invest in as part of its principal investment strategy.

         RESPONSE. We have revised each Fund's "Principal Investment Strategy" disclosure accordingly.

10.      COMMENT.  For each Fund that  invests in American  Depositary  Receipts
         ("ADRs"),   please   disclose   whether  the  ADRs  are   sponsored  or
         unsponsored.

         RESPONSE. This information is disclosed in the Funds' "Depositary Receipt Risk" disclosure in Item 9, which states as follows: "The Fund will primarily invest in sponsored ADRs, which are issued with the support of the issuer of the foreign stock underlying the ADRs and carry all of the rights of common shares, including voting rights."

11. COMMENT. In the Funds' Item 9 disclosure, please add the word "Principal" to the headings "Investment Strategies" and "Investment Risks."

         RESPONSE. We have revised the Item 9 headings accordingly.

12.      COMMENT.  Please augment the  "Geographic  Concentration  Risk" in each
         Fund's   Item  4   disclosure,   as   applicable,   to   disclose   any
         country-specific risks.

         RESPONSE. For each Fund that is subject to geographic concentration, we
         have   revised   its   "Geographic   Concentration   Risk"   disclosure
         accordingly.

13. COMMENT. Under "Investment Strategies" in the Item 9 disclosure, please disclose when the International Equal Weight ETFs will invest in derivatives and what types of derivatives. Please include comparable disclosure in Item 4, if appropriate.

         RESPONSE. We have confirmed with our client, that the International Equal Weight ETFs do not intend to invest in derivatives to a significant extent, if at all, and, therefore, have deleted the referenced disclosure from the Funds' Prospectus.

14. COMMENT. In the Funds' Item 9 disclosure, please disclose whether the Funds reserve the right to engage in temporary defensive investing and, if not, the risks associated with not engaging in temporary defensive investing.

         RESPONSE. We have revised the Funds' Item 9 disclosure accordingly.

15. COMMENT. Under the heading "Shareholder Information - Calculating NAV," please disclose that the fair valuation of the Funds' securities is conducted under the supervision of the Board of Trustees. In addition, please confirm that the Funds will not fair value their securities more frequently than other mutual funds and, therefore, do not need additional disclosure regarding fair valuation.

         RESPONSE. We have revised the disclosure accordingly. We also confirm that the Advisor does not anticipate that the Funds will be required to fair value their securities other than in the circumstances disclosed and, thus, have not added additional disclosure.

16.      COMMENT. Please confirm that the Funds are not actively managed.

         RESPONSE. We confirm that each Fund is an index fund that seeks to achieve its investment objective through the replication or representative sampling of its Underlying Index. The Funds are not actively managed.


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


SAI COMMENTS:
-------------

1. COMMENT. If applicable, please disclose in the SAI that the Funds pay a licensing fee associated with their use of the Underlying Indices. In addition, please confirm that the index providers are not affiliated with the Funds.

         RESPONSE. The SAI currently discloses that each Fund is entitled to use its Underlying Index pursuant to a sub-licensing agreement with the Advisor, which in turn has a licensing agreement with the index provider, and that the Advisor provides the sub-license to the Fund at no charge. We also confirm that the index providers of the Underlying Indices are not affiliated with the Funds, the Advisor or its affiliates.

2. COMMENT. Please confirm that each Fund's principal investment strategies and risks disclosed in the Prospectus are also disclosed as principal in the SAI and, vice versa, that each Fund's principal investment strategies and risks disclosed in the SAI are also disclosed in the Prospectus.

         RESPONSE. We confirm that each Fund's principal investment strategies and risks are disclosed in the Prospectus and SAI.

3. COMMENT. Please confirm whether the Funds expect to invest in reverse repurchase agreements to a significant extent. In addition, please disclose any limitations on the Funds' ability to invest in reverse repurchase agreements.

         RESPONSE. We have confirmed with our client that the Funds are not expected to invest in reverse repurchase agreements to a significant extent, and have included the "Reverse Repurchase Agreements" disclosure under the heading "Non-Principal Investment Policies, Techniques and Risk Factors" accordingly. The "Reverse Repurchase Agreements" disclosure currently states that "[w]hile there is no limit on the percentage of Fund assets that may be used in connection with reverse repurchase agreements, each Fund does not expect to engage, under normal circumstances, in reverse repurchase agreements with respect to more than 33 1/3% of its assets.

4. COMMENT. Under the heading "Hybrid Instruments" in the "Principal Investment Policies, Techniques and Risk Factors" section, please confirm that investment in hybrid instruments is a non-principal investment of the Funds.

         RESPONSE. We have confirmed with our client that no Fund will invest in hybrid instruments to a principal extent.

5. COMMENT. Please confirm that the Trust's exemptive relief permits the International Equal Weight ETFs to invest 20% of their assets in instruments and securities not included in their Underlying Indices.

         RESPONSE. We confirm that the Trust has been granted exemptive relief that permits a future fund based on an international index to invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, and securities not included in the Underlying Index, but which the Advisor believes will help the fund track its Underlying Index.

6. COMMENT. Please confirm whether the Funds have a policy to not purchase securities while its borrowing exceeds 5% of its total net assets.

         RESPONSE. The Funds' fundamental policy regarding borrowing provides that the Funds' may only borrow to the extent permitted by the 1940 Act, as interpreted or modified by a regulatory authority having jurisdiction from time to time. The Funds do not have a specific policy that prohibits the Funds from purchasing securities while its borrowing exceeds 5% of its total net assets.

                                      * * *

I hereby acknowledge on behalf of Rydex ETF Trust (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.


Sincerely,

/s/ Laura E. Flores
-------------------
Laura E. Flores

cc: Amy Lee, Esq.
    Joanna Haigney
    W. John McGuire, Esq.



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